Exhibit 12.01
HARTFORD LIFE INSURANCE CO.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine months
	Ended
	September 30,	For the years ended December 31,
(In millions) (Unaudited)	2005	2004	2003	2002	2001

Earnings	$861	$1,012	$794	$428	$696
Add:

Fixed charges

Interest expense	—	—	—	—	—

Interest factor attributable to rentals	4	6	6	7	6

Total fixed charges	4	6	6	7	6

Interest credited to contractholders	1,201	1,658	1,055	974	939

Total fixed charges including interest credited to contractholders	1,205	1,664	1,061	981	945

Earnings, as defined	865	1,018	800	435	702

Earnings, as defined, including interest credited to contractholders	2,066	2,676	1,855	1,409	1,641

Fixed charges

Fixed charges above	4	6	6	7	6

Dividends on subsidiary preferred stock	—	—	—	—	—

Total fixed charges and preferred dividend requirements	4	6	6	7	6

Total fixed charges, interest credited to contractholders and preferred dividend requirements	1,205	1,664	1,061	981	945

Ratios

Earnings, as defined, to total fixed charges	216.3	169.7	133.3	62.1	117.0

Earnings, as defined, to total fixed charges and preferred dividend requirements	216.3	169.7	133.3	62.1	117.0

Earnings, as defined, including interest credited to contractholders, to total fixed charges including interest credited to contractholders	1.7	1.6	1.7	1.4	1.7

Earnings, as defined, including interest credited to contractholders, to total fixed charges including interest credited to contractholders and preferred dividend requirements	1.7	1.6	1.7	1.4	1.7

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